SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 29, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

OPC Energy Ltd. Announces a Petition Filed Challenging Regulatory Approvals for Tzomet Energy Project

On December 29, 2019, OPC Energy Ltd. (“OPC”), a subsidiary of Kenon Holdings Ltd., announced that a petition was made to the High Court of Justice in Israel which includes a motion for an interim order against, among others, the Electricity Authority (EA)  and Tzomet Energy Ltd., an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel, which OPC is developing (the “Respondents”).

The petition was filed by Dalia Power Energies Ltd., another independent power producer in Israel.

The petition mainly raises claims that actions and decisions made by the EA with regards to OPC meeting the conditions for regulatory approval under the relevant regulation (Regulation 914) do not comply with the law and prevent the petitioner's participation in such regulation. The petition also seeks, among other things, an order from the court to the EA to explain why shouldn’t (i) the decision of the EA dated December 23, 2019 in connection with the Regulation 914 be cancelled; (ii) Tzomet’s conditional license be forfeited, (iii) the interconnection survey granted to Tzomet be cancelled, and (iv) Tzomet not be eligible to participate in the available quota for generation capacity under Regulation 914.

The Court has ordered that the Respondents file a summarized response to the motion by January 12, 2020, and not to take any irreversible measures until a decision on the motion.

OPC announced that it intends to study the petition with its legal counsel to determine its response, and that it plans to respond to the petition as part of the court proceedings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: December 29, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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